EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Odyssey Semiconductor Technologies, Inc. on Form S-1 (File no. 333-234741, filed on November 15, 2019, declared effective on February 14, 2020, and subsequently amended on July 20, 2020 and May 7, 2021) and Form S-1 (File no. 333-257178, filed on June 17, 2021, and declared effective on June 24, 2021) of our report dated March 31, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Odyssey Semiconductor Technologies, Inc. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, which report is included in this Annual Report on Form 10-K of Odyssey Semiconductor Technologies, Inc. for the year ended December 31, 2021.

/s/ Marcum llp

Marcum llp

Melville, NY

March 31, 2022